3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

Pan American Lithium Corp. Retains ProActive Capital Resources Group as Investor Relations and
Corporate Communications Advisor

Pan American Lithium Corp. (the “Company”) announces that it has entered into a letter agreement dated April 30, 2011, with Escondidas Internacional S.A. de C.V., a privately held Mexican corporation (“Escondidas”), and the shareholders of Escondidas (the “Shareholders”), whereby the parties have agreed to further extend the closing date set out in the Share Option Agreement dated December 18, 2009 (the “Option Agreement”), as amended, from April 30, 2011 to October 31, 2011.

All other terms of the Option Agreement remain unchanged, including the obligation of the Company to pay to the Shareholders US$1,000 per month, reduced from the original amount of US$25,000 per month until the earlier of the closing date or termination to cover costs relating to outstanding expenses, due diligence, legal fees and other general and administrative expenses of Escondidas.

The exercise of the option under the Option Agreement would allow the Company to receive an indirect, carried 25% interest in a joint venture between Escondidas and a third-party holding the brine concessions, to exploit and commercialize lithium chloride minerals and precious metals produced from such concessions.

On Behalf of the Board

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO
Tel: (520) 623-3090

For further information contact:
Jeff Ramson
ProActive Capital Resources Group
Tel: (212) 297-6103
Email: www.proactivenewsroom.com

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events such as the appointment of ProActive and receipt of TSX Venture Exchange approval regarding such appointment. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of Pan American. There are numerous risks and uncertainties that could cause actual results and Pan American’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Pan American does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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